MacAndrews & Forbes Holdings
Proposes Merger Transaction in Order to Acquire
all M & F Worldwide Shares Not Owned by It

(New York, New York, June 13, 2011)—MacAndrews & Forbes Holdings Inc. ("M&F") today announced that it has proposed a transaction pursuant to which M & F Worldwide Corp. (NYSE: MFW) ("MFW" or the "Company") would be merged with a subsidiary of M&F and all outstanding shares of common stock of MFW not owned by M&F would be converted into the right to receive $24.00 in cash per share.  The proposed cash consideration represents a greater than 41% premium to the Company's closing share price on June 10, 2011.

M&F expects that the Company will appoint a special committee of independent directors to consider its proposal and make a recommendation to the Company's Board of Directors.  M&F anticipates that any ensuing transaction will be consummated pursuant to the terms of definitive transaction documents mutually acceptable to M&F and such special committee.  M&F will not move forward with any transaction unless it is approved by such special committee.  In addition, the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of the Company not owned by M&F or its affiliates.

M&F owns approximately 43% of the outstanding shares of the Company's common stock.  In its letter to the MFW Board, M&F indicated that in its capacity as a stockholder of the Company it is interested only in acquiring additional shares of the Company and that in such capacity it has no interest in selling any of its shares (nor would it expect, in its capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company). If the special committee does not recommend or the public stockholders of the Company do not approve the proposed transaction, M&F would intend to remain as a long-term stockholder.

A copy of M&F's letter to the MFW Board is attached as an exhibit to Amendment No. 27 to M&F's Schedule 13D, which is being filed with the Securities and Exchange Commission ("SEC") today and once filed will be available at no charge on the SEC's website at www.sec.gov.

Additional Information and Where to Find It

An agreement in respect of the transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward.  Any solicitation will only be made through materials filed with the SEC.  MFW stockholders are strongly advised to read such materials when they become available because they will contain important information about the transaction, M&F and M&F's executive officers and directors.  Once filed, these documents will be available at no charge on the SEC's website at www.sec.gov.

Cautionary Statement

Statements in this document represent the intentions, plans, expectations and beliefs of M&F and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to whether the conditions to the proposed merger will be satisfied, and if not, whether the merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the business or prospects of the Company. M&F wishes to caution the reader that these factors, as well as factors to be described in the Company's SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from M&F's current expectations described herein.

About MacAndrews & Forbes Holdings Inc.

M&F is a private diversified holding company with interests in biotechnology, check printing and check related products and services, consumer products, defense, education, entertainment, financial services, gaming and other industries.

M&F is being advised by Moelis & Company and the law firm Skadden, Arps, Slate, Meagher & Flom LLP.